SAGUARO RESOURCES, INC.
                                   71 The Mead
                           Darlington, Durham DL1 1EU
                            Phone: 011-44-7753-998016
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                                                                 January 5, 2010

U. S. Securities and Exchange Commission
Office of Small Business
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549

Attn: Mr. H. Roger Schwall, Assistant Director

Dear Mr. Schwall:

Re: Request for acceleration of the effective date of the Registration Statement on Form S-1/A of Saguaro Resources, Inc.
     Filed: 1-05-2010
     File No. 333-162168

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form S-1/A Registration Statement of Saguaro Resources, Inc. be declared effective on Thursday, January 7, 2010 at 12 noon, eastern time, or on such earlier or later date as the Commission acting pursuant to this
Section 8(a) shall determine.

Saguaro Resources, Inc. acknowledges that:

     (a) Should the commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the commission from taking any action with respect to the filing;

     (b) The action of the commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     (c) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our attorney Ms. Abby Ertz of the Ertz Law Group at (619) 840-4566.

Yours truly,


/s/ Lynn Briggs
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Lynn Briggs
President and Director